Pricing supplement no. 1382
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 135-I dated May 1, 2008

Registration Statement No. 333-130051
Dated June 25, 2008
Rule 424(b)(2)

Structured Investments

JPMorgan Chase & Co.
$5,338,000
Principal Protected Dual Directional Notes Linked to the Performance of an Equally Weighted Basket of Five Currencies Relative to the U.S. Dollar due December 31, 2010

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing December 31, 2010*.
- Cash payment at maturity of principal plus the Additional Amount, as described below.
- The notes are designed for investors who seek exposure to any appreciation of an equally weighted basket of five currencies relative to the U.S. Dollar over the term of the notes. Investors should be willing to forgo interest payments while seeking full principal protection plus a likely positive return at maturity.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on June 25, 2008 and are expected to settle on or about June 30, 2008.

Key Terms

Basket: An equally weighted basket of five currencies (each a "Basket Currency," and together, the "Basket Currencies") that measures the performance of the Basket Currencies relative to the U.S. Dollar (the "Basket")

Basket Currency Weights: The following table sets forth the Basket Currencies, the Starting Spot Rate† for each Basket Currency, the applicable Reuters Page and the weighting of each Basket Currency:

Basket Currency	Starting Spot Rate†	Reuters Page	Percentage Weight of Basket
Brazilian Real (BRL)	0.62512	BRFR	20%
Russian Ruble (RUB)	0.04238	EMTA	20%
South Korean Won (KRW)	0.00097	KFTC18	20%
Chinese Renminbi (CNY)	0.14559	SAEC	20%
Indian Rupee (INR)	0.02335	RBIB	20%

† The Starting Spot Rate for each Basket Currency was determined by the calculation agent in good faith and in a commercially reasonable manner at approximately 11:00 a.m., New York City time, on the pricing date taking into account the quotient of one divided by the rates displayed on the applicable Reuters page. For information about the risks related to this discretion, see "Selected Risk Considerations — Potential Conflicts" on page PS-2 of this pricing supplement.

Reference Currency: The U.S. Dollar

Payment at Maturity: At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount.

Additional Amount: The Additional Amount per $1,000 principal amount note paid at maturity will equal:
(i) If the Ending Basket Level is greater than the Starting Basket Level, $1,000 x the Basket Return x the Upside Participation Rate; or
(ii) If the Ending Basket Level is equal to or less than the Starting Basket Level, $1,000 x the Absolute Basket Return x the Downside Participation Rate.

Upside Participation Rate: 140%

Downside Participation Rate: 40%

Basket Return:

$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$

Absolute Basket Return: Absolute value of the Basket Return. For example, if the Basket Return is -15%, the Absolute Basket Return will equal 15%.

Starting Basket Level: Set equal to 100 on the pricing date, which was June 25, 2008.

Ending Basket Level: The Basket Closing Level on the Observation Date.

Basket Closing Level: The Basket Closing Level on the Observation Date will be calculated as follows:
100 x [1 + (BRL Return * 1/5) + (RUB Return * 1/5) + (KRW Return * 1/5) + (CNY Return * 1/5) + (INR Return * 1/5)]
Each of the BRL Return, RUB Return, KRW Return, CNY Return and INR Return reflects the performance of the relevant Basket Currency, expressed as a percentage, from the Spot Rate of such Basket Currency in the interbank market on the pricing date to the Spot Rate of such Basket Currency on the Observation Date. The Spot Rate of each Basket Currency on a given date that falls after the pricing date is equal to one divided by the applicable amount reported by Reuters Group PLC on page BRFR (for the BRL Return), page EMTA (for the RUB Return), KFTC18 (for the KRW Return), SAEC (for the CNY Return) and RBIB (for the INR Return) at approximately 6:00 p.m., New York City time, on such date, and is expressed as one divided by the amount of Basket Currency per one unit of the Reference Currency.

Observation Date: December 28, 2010*

Maturity Date: December 31, 2010*

CUSIP: 48123M6C1

* Subject to postponement as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 135-I.

Investing in the Principal Protected Dual Directional Notes involves a number of risks. See "Risk Factors" beginning on page PS-17 of the accompanying product supplement no. 135-I and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under "Use of Proceeds" in product supplement no. 135-I, the information in the footnotes (1) and (2) below controls.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$32.50	$967.50
Total	$5,338,000	$173,485	$5,164,515

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $32.50 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of between $20.00 and $22.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See "Underwriting" beginning on page PS-69 of the accompanying product supplement no. 135-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

June 25, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 135-I dated May 1, 2008. **This pricing supplement, together with the documents listed below, contains the terms of the notes , supplements the term sheet related hereto dated May 30, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 135-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 135-I dated May 1, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208002370/e31452_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Additional Key Terms

- **CURRENCY BUSINESS DAY** — A "currency business day," with respect to each Basket Currency, means (1) any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and (2) (i) with respect to the Brazilian Real, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Sao Paulo, Brazil, (ii) with respect to the Russian Ruble, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Moscow, Russia, (iii) with respect to the South Korean Won, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Seoul, Korea, (iv) with respect to the Chinese Renminbi, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Beijing, China, and (v) with respect to the Indian Rupee, a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in Mumbai, India.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
- **APPRECIATION POTENTIAL** — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to either (1) if the Ending Basket Level is greater than the Starting Basket Level, $1,000 x the Basket Return x the Upside Participation Rate of 140% or (2) if the Ending Basket Level is equal to or less than the Starting Basket Level, $1,000 x the Absolute Basket Return x the Downside Participation Rate of 40%.
- **POTENTIAL FOR A POSITIVE RETURN AT MATURITY EVEN IF THE BASKET RETURN IS NEGATIVE** — If the Ending Basket Level is less than the Starting Basket Level, then the Additional Amount will be calculated based on the Absolute Basket Return, which will always be a positive number. For example, if the Basket declined 15% from the Starting Basket Level to the Ending Basket Level, the Absolute Basket Return will equal 15%. Under these circumstances you will receive more than the principal amount of your notes at maturity, even though the Basket Return is negative.
- **DIVERSIFICATION AMONG THE BASKET CURRENCIES** — The return on the notes is linked to the performance of a basket of global currencies, which we refer to as the Basket Currencies, relative to the U.S. Dollar, and will enable you to participate in potential increases in the value of the Basket Currencies, relative to the U.S. Dollar, during the term of the notes. The Basket derives its value from an equally weighted group of currencies consisting of the Brazilian Real, the Russian Ruble, the South Korean Won, the Indian Rupee and the Chinese Renminbi.
- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 135-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes' adjusted issue price.
- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** – We have determined that the "comparable yield" is an annual rate of 4.76%, compounded semi-annually. Based on our determination of the comparable yield, the "projected payment schedule" per $1,000 principal amount note consists of a single payment at maturity, equal to $1,124.81. Assuming a semi-annual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule.

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period
June 30, 2008 through December 31, 2008	$ 23.80	$ 23.80
January 1, 2009 through December 31, 2009	$ 49.32	$ 73.12
January 1, 2010 through December 31, 2010	$ 51.69	$ 124.81

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Currencies or any of contracts related to the Basket Currencies. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 135-I dated May 1, 2008.

- CURRENCY MARKET RISK — The Basket Return will depend, in part, on the aggregate performance of the Brazilian Real, the Russian Ruble, the South Korean Won, the Indian Rupee and the Chinese Renminbi relative to the U.S. Dollar and, therefore, your notes will be exposed to currency exchange rate risk with respect to Brazil, Russia, South Korea, India, the People's Republic of China and the United States. The value of any currency, including the Basket Currencies, may be affected by complex political and economic factors. The value of each Basket Currency, relative to the U.S. Dollar, is, at any moment, the result of the interaction between many factors directly or indirectly affecting economic or political developments in the originating country (or countries) of each Basket Currency and the United States, including economic and political developments in other countries. Therefore, in calculating the Ending Basket Level, increases in the exchange rates of one or more of the Basket Currencies may be moderated, or more than offset, by lesser increases or decreases in the exchange rates of the remaining Basket Currencies. IF THE ENDING BASKET LEVEL IS LESS THAN THE STARTING BASKET LEVEL, YOU WILL RECEIVE A RETURN ON YOUR INVESTMENT THAT WILL EQUAL 40% OF THE ABSOLUTE BASKET RETURN.
- WE HAVE NO CONTROL OVER EXCHANGE RATES — Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. Dollar and to each other. However, from time to time governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in a Note that is linked to an exchange rate.
- THE EXCHANGE RATE OF THE CHINESE RENMINBI IS CURRENTLY MANAGED BY THE CHINESE GOVERNMENT - On July 21, 2005, the People's Bank of China (the "People's Bank"), with the authorization of the State Council of the People's Republic of China, announced that the Chinese renminbi exchange rate would no longer be pegged to the United States dollar and would float based on market supply and demand with reference to a basket of currencies. According to public reports, the governor of the People's Bank has stated that the basket is composed mainly of the United States dollar, the European Union euro, the Japanese yen and the South Korean won. Also considered, but playing smaller roles, are the currencies of Singapore, the United Kingdom, Malaysia, Russia, Australia, Canada and Thailand. The weight of each currency within the basket has not been announced.

  The initial adjustment of the Chinese renminbi exchange rate was an approximate 2% revaluation from an exchange rate of 8.28 renminbi per United States dollar to 8.11 renminbi per United States dollar. The People's Bank has also announced that the daily trading price of the United States dollar against the renminbi in the inter-bank foreign exchange market will continue to be allowed to float within a band of 0.3 percent around the central parity published by the People's Bank, while the trading prices of the non-United States dollar currencies against the renminbi will be allowed to move within a certain band announced by the People's Bank. The People's Bank has stated that it will make adjustments of the renminbi exchange rate band when necessary according to market developments as well as the economic and financial situation.

  Despite the recent change in their exchange rate regime, the Chinese government continues to manage the valuation of the renminbi, and, as currently managed, its price movements are unlikely to contribute significantly to either an increase or decrease in the value of the Basket. However, further changes in the Chinese government's management of the renminbi could result in a significant movement in the U.S. dollar/renminbi exchange rate. Assuming the value of all other Basket Currencies remain constant, a decrease in the value of the renminbi, whether as a result of a change in the government's management of the currency or for other reasons, would result in a decrease in the value of the Basket.
- CHANGES IN THE VALUE OF THE BASKET CURRENCIES MAY OFFSET EACH OTHER — Because the performance of the Basket is determined by the performance of the Brazilian Real, the Russian Ruble, the South Korean Won, the Indian Rupee and the Chinese Renminbi relative to the U.S. Dollar, your notes will be exposed to currency exchange rate risk with respect to Brazil, Russia, South Korea, India, the People's Republic of China and the United States. Movements in the exchange rates of the Basket Currencies may not correlate with each other. As a result, your investment in the notes may only yield a positive return if there occurs a broad-based rise in foreign currency values as compared to the U.S. Dollar across diverse markets over the term of the notes. Therefore, for example, in calculating the Ending Basket Level, an increase in the Spot Rate of the Indian Rupee may be moderated, or more than offset by, increases or declines in the Spot Rate of the Brazilian Real.
- THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL BASKET CURRENCIES — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Currencies individually, a combination of Basket Currencies or contracts related to the Basket Currencies for which there is an active secondary market.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the expected volatility in the Basket Currencies and the U.S. Dollar;
    - the exchange rate and the volatility of the exchange rate among each of the Basket Currencies;
    - changes in correlation between the Basket Currency exchange rates;
    - a variety of economic, financial, political and regulatory or judicial events;
    - suspension or disruption of market trading in any or all of the Basket Currencies or the U.S. Dollar;
    - interest and yield rates in the market generally as well as in each of the Basket Currencies' countries and in the United States;
    - the time remaining to the maturity of the notes; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performances for the Basket Return from -80% to +80% and reflects the Upside Participation Rate of 140% and the Downside Participation Rate of 40%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Absolute Basket Return	Basket Return × Upside Participation Rate (140%)	Absolute Basket Return × Downside Participation Rate (40%)	Additional Amount		Principal		Payment at Maturity
180	80.0%	80.0%	112.0%	N/A	$1,120	+	$1,000	=	$2,120
170	70.0%	70.0%	98.0%	N/A	$980	+	$1,000	=	$1,980
160	60.0%	60.0%	84.0%	N/A	$840	+	$1,000	=	$1,840
150	50.0%	50.0%	70.0%	N/A	$700	+	$1,000	=	$1,700
140	40.0%	40.0%	56.0%	N/A	$560	+	$1,000	=	$1,560
130	30.0%	30.0%	42.0%	N/A	$420	+	$1,000	=	$1,420
120	20.0%	20.0%	28.0%	N/A	$280	+	$1,000	=	$1,280
115	15.0%	15.0%	21.0%	N/A	$210	+	$1,000	=	$1,210
110	10.0%	10.0%	14.0%	N/A	$140	+	$1,000	=	$1,140
100	0.0%	0.0%	0.0%	0.0%	$0	+	$1,000	=	$1,000
90	-10.0%	10.0%	N/A	4.0%	$40	+	$1,000	=	$1,040
80	-20.0%	20.0%	N/A	8.0%	$80	+	$1,000	=	$1,080
70	-30.0%	30.0%	N/A	12.0%	$120	+	$1,000	=	$1,120
60	-40.0%	40.0%	N/A	16.0%	$160	+	$1,000	=	$1,160
50	-50.0%	50.0%	N/A	20.0%	$200	+	$1,000	=	$1,200
40	-60.0%	60.0%	N/A	24.0%	$240	+	$1,000	=	$1,240
30	-70.0%	70.0%	N/A	28.0%	$280	+	$1,000	=	$1,280
20	-80.0%	80.0%	N/A	32.0%	$320	+	$1,000	=	$1,320

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $280 and the final payment at maturity is equal to $1,280 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(120-100)/100] x 140%) = $1,280

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60. Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, the Additional Amount is equal to $160 and the final payment at maturity is equal to $1,160 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x absolute value of [(60-100)/100] x 40%) = $1,160

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110. Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $140 and the final payment at maturity is equal to $1,140 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x [(110-100)/100] x 140%) = $1,140

Example 4: The Ending Basket Level is 100. Because the Ending Basket Level of 100 is the same as the Starting Basket Level, the final payment at maturity is equal to $1,000 per $1,000 principal amount note.

Historical Information

The following first five graphs below show the historical weekly performance of each Basket Currency expressed in terms of the conventional market quotation, as shown on Bloomberg Financial Markets, for each currency (in each case the amount of the applicable Basket Currency that can be exchanged for one U.S. Dollar, which we refer to in this pricing supplement as the exchange rate) from January 3, 2003 through June 20, 2008. The exchange rates of the Brazilian Real, the Russian Ruble, the South Korean Won, the Indian Rupee and the Chinese Renminbi, at approximately 11:00 a.m., New York City time, on June 25, 2008, were 1.5997, 23.5956, 1034.50, 42.820 and 6.8684, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. The value of the Basket, and thus the Basket Return, increases when the individual Basket Currencies appreciate in value against the U.S. Dollar. Therefore, the Basket Return is calculated using Spot Rates for each currency expressed as one divided by the amount of Basket Currency per one U.S. Dollar, which is the inverse of the conventional market quotation for each Basket Currency set forth in the first five graphs below.

The last graph below shows the weekly performance of the Basket from January 3, 2003 through June 20, 2008, assuming that the Basket Closing Level on January 3, 2003 was 100, that each Basket Currency had a 1/5 weight in the Basket on that date and that the historical spot rates of each Basket Currency on the relevant dates were the Spot Rates on such dates. The closing spot rates and the historical weekly Basket performance data in such graph were determined by dividing one by the rates reported by Bloomberg Financial Markets and may not be indicative of the Basket performance using the Spot Rates of the Basket Currencies at approximately 6:00 p.m., New York City time (or, solely with respect to the Spot Rates on the pricing date, at approximately 11:00 a.m., New York City time, on such date), that would be derived from the applicable Reuters page.


Historical Performance of the Brazilian Real
Brazilian Real/U.S. Dollar
4
3.5
3
2.5
2
1.5
1
0.5
0
Jan-03 Jul-03 Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07 Jul-07 Jan-08
Source: Bloomberg


Historical Performance of the Russian Ruble
Russian Ruble/U.S. Dollar
36
31
26
21
16
11
6
Jan-03 Jul-03 Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07 Jul-07 Jan-08
Source: Bloomberg


Historical Performance of the South Korean Won
South Korean Won/U.S. Dollar
1400
1200
1000
800
600
400
200
0
Jan-03 Jul-03 Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07 Jul-07 Jan-08
Source: Bloomberg


Historical Performance of the Indian Rupee
Indian Rupee/U.S. Dollar
51
46
41
36
31
26
21
16
11
6
1
Jan-03 Jul-03 Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07 Jul-07 Jan-08
Source: Bloomberg


Historical Performance of the Chinese Renminbi
Chinese Renminbi/U.S. Dollar
9
8
7
6
5
4
3
2
1
Jan-03 Jul-03 Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07 Jul-07 Jan-08
Source: Bloomberg


Historical Peformance of the Basket
Basket Level
150
140
130
120
110
100
90
80
70
60
Jan-03 Jul-03 Jan-04 Jul-04 Jan-05 Jul-05 Jan-06 Jul-06 Jan-07 Jul-07 Jan-08
Source: Bloomberg & JPMorgan

The Spot Rates of the Brazilian Real, the Russian Ruble, the South Korean Won, the Indian Rupee and the Chinese Renminbi, at approximately 11:00 a.m., New York City time, on June 25, 2008, were 0.62512, 0.04238, 0.00097, 0.02335 and 0.14559, respectively, calculated in the manner set forth under "Key Terms — Basket Closing Level" on the cover of this pricing supplement (except that the Spot Rates were determined at approximately 11:00 a.m., New York City time, instead of 6:00 p.m., New York City time). We obtained the data needed to construct the graph which displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates and the denominators used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Basket Currency and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate of any of the Basket Currencies on the Observation Date. We cannot give you assurance that the performance of the Basket will result in the return of more than the principal amount of your notes.